UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Back Porch Homes LLC

Legal status of issuer:

    Form
    Limited Liability Company

    Jurisdiction of Organization
    California

    Date of organization
    October 3, 2018

Physical address of issuer
328 S. Mountain View Ave., San Bernardino, CA 92408-1415

Website of issuer
http://www.backporchhomes.com

Current number of employees
44

	Most recent fiscal year-end 2021	Prior fiscal year-end 2020
Total Assets	$1,008,043.22	$687,795.36
Cash & Cash Equivalents	$157,476.35	$64,955.41
Accounts Receivable	$113,985.00	$0.00
Short-term Debt	$1,227,402.36	$750,646.87
Long-term Debt	$2,168,834.80	$475,000
Revenues/Sales	$3,088,517.62	$0.00
Cost of Goods Sold	$1,367,422.92	$0.00
Taxes Paid	$9,723.74	$0.00
Net Income	($1,562,442.43)	($602,887.99)

Form C-AR

April 29, 2022

Back Porch Homes LLC



       This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Back Porch Homes LLC, a California limited liability company (the "**Company**," "**Back Porch Homes**," "**BPH**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Back Porch Homes is a California limited liability company formed on October 3, 2018.

The Company is located at 328 S. Mountain View Ave., San Bernardino, CA 92408-1415.

The Company primarily conducts business in California.

The information available on or through the Company's website is not a part of this Form C-AR.

The Business

Back Porch Homes mass manufactures, sells, and places tiny homes on large single family home lots as secondary units, which are generally leased out or used as additional living space for family and guests.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We rely on other companies to provide components and services for our products.

We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Adverse changes such as disasters, diseases, and negative changes in government policy could result in significant losses to the Company.

Adverse changes such as public health crises, natural disasters, terrorist attacks, and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic, and political conditions. Any such change could adversely affect the Company.

The Company could be affected by adverse weather effects such as earthquakes and forest fires which could harm its ability to manufacture products.

The Company and its manufacturing arm are both currently located in California, a state prone to adverse climate events such as earthquakes and forest fires. In case of a natural disaster as mentioned above or otherwise near the manufacturing arm of the Company, there could be a delay in the manufacture of the Company's products or harm caused to the manufacturing facilities. Such an event could cause the Company to incur losses.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Environmental, health, and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

The Company's operations are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection and public health and safety. These laws and regulations impose numerous obligations applicable to the Company's operations, including: a requirement to obtain a permit or other approval before conducting regulated activities; restrictions on the types, quantities, and concentration of materials that can be released into the environment; limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; application of specific health and safety criteria addressing worker protection; and imposition of substantial liabilities for pollution resulting from the Company's operations. Numerous government authorities, such as the U.S. Environmental Protection Agency and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, or criminal penalties, compensatory damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of the Company's operations. In addition, the Company may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt its operations and limit the Company's growth and revenue. The Company's insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against the Company. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the Company's industry could continue, resulting in increased costs of doing business and, consequently, affecting profitability.

Regulatory changes in the housing market or city ordinances or municipal codes, American National Standards Institutes Code, Department of Motor Vehicle Code, or other laws related to lending and construction could harm the Company's ability to sell its products.

Regulatory factors include, but are not limited to, political and regulatory changes in the United States or states and local areas. Changes in these regulations which have a negative effect on the Company could harm the Company's earning potential. Changes in the codes and guidelines on which the Company relies on could also negatively impact the Company. The laws and regulations concerning the selling of the Company's product may be subject to change and if they do change, then the selling of our product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product or may not be able to. Therefore, the purchaser's investment in the Company may be negatively affected.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine its rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on its business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose

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business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company faces established competition in a narrow field as well as competition from individuals building their own tiny homes on wheels.

The market for tiny homes is relatively narrow. Homeownership predominately skews towards traditional housing such as large family homes, apartments, and condominiums. Tiny homes on wheels is a growing cultural phenomenon but is still fairly niche and skews towards younger purchasers and a certain group of consumers and buyers. Furthermore, there are other competitors in this market who are more established and have more variation in their products. There is also a growing number of individuals who are able to build their own tiny homes on wheels on their own initiative. Some consumers may decide to purchase from another competitor, or they may decide to build their own spaces. There is no guarantee that the Company will be able to carve out its place in this niche market. In that event, the purchaser can incur substantial losses.

Damage to the Company's reputation could negatively impact the Company's business, financial condition, and results of operations.

The Company's reputation and the quality of the Company's brand is critical to its business and success in existing markets and will be critical to the Company's success as it enter new markets. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage the Company's business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Company's interests or may be inaccurate, each of which may harm the Company's performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.

The Company's business requires the collection, transmission, and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

The Company has a lack of diversity of products compared to competitors which could limit sales.

The Company currently offers one design which allows for customization of its interior. Other competitors in this niche market have numerous designs of various sizes and in various aesthetics. The Company may not be able to secure a customer base due to the competitors' ability to offer many more designs and variety in their products. In the event that the Company does not expand its range of products, the Company and the purchaser may get negatively affected and may incur losses.

The Tiny Home Movement could fall out of favor with customers.

Right now, the tiny home movement ("**Tiny Home Movement**") is gaining popularity with the public. However, there is always a chance that the public may lose its enthusiasm for the Tiny Home Movement. If that were to happen, then the Company's customer base might shrink. In such an event, it may become difficult for the company to financially perform.

Reliance on third-party manufacturers for home parts.

The Company currently relies on third-party providers for necessary components for its products. While the Company currently has good relationships with its suppliers, there is always a possibility that the Company may experience a contractual dispute or a change in service. If that were to happen, there may be a need to find a replacement which could cause a slow-down in the manufacturing process. Furthermore, any contractual disputes could lead to the potential for litigation which could also negatively affect the Company.

BUSINESS

Description of the Business

Back Porch Homes mass manufactures, sells, and places tiny homes on large single family home lots as secondary units, which are generally leased out or used as additional living space for family and guests.

Business Plan

The Company wants to combine mass production, mobile technology, and in-house financing, and yearns to become the gold standard for tiny home manufacturers. Municipal changes are already in the works or in place in some areas, which enable the Company to have a good start in building tiny homes and get in on the next innovation in housing.

The Company had plans to form a sinking fund to facilitate the financing of tiny home units, but abandoned them in 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
Associate Home	Our studio-style home built on a twenty foot (20') trailer chassis.	Direct to consumer, business-to-business, millennials, landlords, seniors.
Companion Home	Our studio-style home built on a thirty foot (30') trailer chassis.	Direct to consumer, business-to-business, millennials, landlords, seniors.
Companion Plus Home	Our one-bedroom home built on a forty foot (40') trailer chassis.	Direct to consumer, business-to-business, millennials, landlords, seniors.

Competition

The markets in which the Company's products are sold are highly competitive. The Company's products compete against similar products of many large and small companies. For example, Cavco Industries, Inc. is the owner of five (5) manufactured home companies and has the ability to grow into this space quickly.

Tumbleweed Tiny House Company ("**Tumbleweed**") is the most well-known competitor and has multiple models. However, we believe that Tumbleweed's location in California and its perceived small scale make it not a competitor at this time, although it did recently implement in-house financing.

Customer Base

The Company has five (5) major types of customers:

(a) The first is the investor client. This customer wants to place these homes on properties they own to generate more revenue from rent. For example, an investor owns a single family residential on a ten thousand (10,000) square foot lot. This customer runs utility lines for a BPH and then rents it out for an affordable price for the neighborhood.

(b) The second customer type is a homeowner with either an elderly parent or an adult child that is moving back with them and needs their own space. Due to the urgency of these situations, they cannot go through the time-consuming process of applying for building permits to build an Accessory Dwelling Unit ("**ADU**"). In addition, they likely do not have the funds to take on the cost of building an ADU.

(c) The third customer type is a young professional whose job will likely require them to relocate easily. They will buy the unit and move it to the next location as their need arises. This customer will make the heaviest use of the app for locating available pads.

(d) The fourth customer is a homeowner with excess land who does not want to own and operate a tiny home rental. We plan to own several units where we will rent a plot of land

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from a homeowner and in turn rent the unit out to a tenant. This will operate like a mobile home park with the only difference that the units will be distributed throughout the country rather than in one singular park.

(e) The fifth customer is a governmental and non-governmental agency such as Federal Emergency Management Agency or the military, that generally seeks to stock temporary housing that is mobile and dynamic.

Supply Chain

The Company requires materials from a wide variety of material suppliers in order to produce its units. Within each category of supplier exists multiple companies who are very competitive with one another. Therefore, the Company uses multiple suppliers for the same material, based upon the availability and price of the material. Everything the Company needs in order to build these structures can be purchased directly from the "big box" home improvement stores such as Home Depot Inc. or Lowe's Companies, Inc., although these two entities are last resort options for the Company.

Intellectual Property

The Company has no intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, MANAGERS, AND OFFICERS

The directors, managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. As the Company is a limited liability company, the Managing Members serve in a role similar to the role of a director in a corporation, and for the Company, the Managing Members also serve in the capacity of officers.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Todd Bayer	Managing Member	Back Porch Homes LLC (2018-present), Managing Member. Responsibilities: managing financial and administration operations.	Riverside City College; California State University Dominguez Hills
Stephen McKee	Managing Member	Back Porch Homes LLC (2018-present), Managing Member. Responsibilities: managing financial and administration operations.	Riverside City College

Indemnification

Indemnification is authorized by the Company to managers, officers, or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorneys' fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has forty-four (45) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Membership Interest Units
Amount outstanding/Face Value	15,000
Voting Rights	None*
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

*No voting rights apart from those exercised in the event a Managing Member is removed.

Some of the Company's Membership Interest Units were granted to certain members without the Company receiving any monetary compensation. See "Previous Offerings of Securities" below.

Type of security	Crowd SAFE
Amount outstanding/Face Value	$158,088
Voting Rights	None
Anti-Dilution Rights	N/A
Terms	$10,000,000 valuation cap. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.58%*

*The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $10,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

The Company has the following outstanding debt:

Type of debt	Loan
Creditor	Rehab Loan Group
Amount outstanding	$71,860
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Dates	May 6, 2023

Type of debt	Loan
Creditor	Sabri K Kawash Bypass Trust
Amount outstanding	$420,753.50
Interest Rate and Amortization Schedule	15%
Description of Collateral	The Company's homes currently in production
Other Material Terms	None
Maturity Dates	March 4, 2023

Type of debt	Loan
Creditor	Flip Flop
Amount outstanding	$211,221.30
Interest Rate and Amortization Schedule	None
Description of Collateral	The Company's homes currently in production
Other Material Terms	N/A
Maturity Dates	February 10, 2023

Type of debt	Line of Credit
Creditor	Sabri K Kawash Bypass Trust
Amount outstanding	$1,465,000
Interest Rate and Amortization Schedule	15%
Description of Collateral	All of the Company's assets
Other Material Terms	N/A
Maturity Dates	March 24, 2023

Ownership

A majority of the Company is owned by Todd Bayer and Stephen McKee.

Below the beneficial owners of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type of Class Held	Percentage Ownership
Todd Bayer	5,043 Membership Interest Units*	33.62%**
Stephen McKee	5,042 Membership Interest Units*	33.61%**

*Todd Bayer and Stephen McKee, as Managers of the Company, are the only holders of Membership Interest Units with voting rights.

**The percentage is derived from the Company's outstanding voting interests. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached as <u>Exhibit A</u>.

Operations

Back Porch Homes was incorporated on October 3, 2018 under the laws of the State of California, and is headquartered in San Bernardino, California. The Company mass manufactures, sells, and places tiny homes on large single family home lots as secondary units which are generally leased out or used as additional living space for family and guests.

Cash and Cash Equivalents

As of the December 31, 2021, the Company has $157,476 as cash on hand and this provides for less than one (1) month of runway. The Company considers all highly liquid investments with an original maturity of ninety (90) days or less to be cash equivalents. The Company does not currently hold any cash equivalents; however, at some point, and at times not currently known, the Company will hold cash equivalents which may or may not pay interest.

Liquidity and Capital Resources

All capital that has been raised will be used to cover infrastructure and operational costs. BPH expects to reach profitability within the next three (3) years if not sooner. The cash purchase to financed sale ratio will dictate how long it takes for the Company to reach positive cashflow.

Capital Expenditures and Other Obligations

As BPH production grows it will have capital expenditures associated with each new manufacturing plant. Cost per plant is based on demand and available real estate.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Membership Interest Units	$0	479	N/A	February 10, 2021 to April 19, 2021	Section 4(a)(2)
Membership Interest Units	$0	33	N/A	September 17, 2020	Section 4(a)(2)
Membership Interest Units	$0	80	N/A	September 17, 2020	Section 4(a)(2)
Membership Interest Units	$0	150	General Working Capital	July 16, 2020	Section 4(a)(2)
Membership Interest Units	$0	13	N/A	July 7, 2020	Section 4(a)(2)
Membership Interest Units	$0	75	N/A	May 13, 2020	Section 4(a)(2)
Membership Interest Units	$0*	16	N/A	April 24, 2020	Section 4(a)(2)
Membership Interest Units	$12,500	15	General Working Capital	March 27, 2020	Section 4(a)(2)
Membership Interest Units	$20,000	30	General Working Capital	January 31, 2020	Section 4(a)(2)

Membership Interest Units	$10,000	15	General Working Capital	December 12. 2019	Section 4(a)(2)
Crowd SAFEs	$158,088**	827***	General Working Capital	December 7, 2019	Section 4(a)(6)
Membership Interest Units	$7,500	15	General Working Capital	August 20, 2019	Section 4(a)(2)
Membership Interest Units	$7,500	15	General Working Capital	August 20, 2019	Section 4(a)(2)
Membership Interest Units	$7,500	15	General Working Capital	August 20, 2019	Section 4(a)(2)
Membership Interest Units	$7,500	20	General Working Capital	August 20, 2019	Section 4(a)(2)
Membership Interest Units	$150,000	300	General Working Capital	August 16, 2019	Section 4(a)(2)
Membership Interest Units	$50,000	100	General Working Capital	August 7, 2019	Section 4(a)(2)
Membership Interest Units	$0	210	N/A	July 29, 2019	Section 4(a)(2)
Membership Interest Units	$0	210	N/A	July 29, 2019	Section 4(a)(2)
Membership Interest Units	$0	173	N/A	July 29, 2019	Section 4(a)(2)
Membership Interest Units	$0	173	N/A	July 29, 2019	Section 4(a)(2)
Membership Interest Units	$100,000	200	General Working Capital	May 10, 2019	Section 4(a)(2)

*The shares of Membership Interest Units were granted in return of past transactions with the Company.
**This amount includes the percentage of proceeds transferred to the Republic and other fees.
***This number does not reflect the additional grant of securities made to Republic.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred and twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Mark Bayer, father of Todd Bayer, received 173 Membership Interest Units in the Company. Mark Bayer did not invest any amount into the Company for these Membership Interest Units.

Randall McKee, uncle of Stephen McKee, also received 150 Membership Interest Units in the Company. Randall McKee did not invest any amount into the Company for these Membership Interest Units. On April 19, 2021, Randall McKee's IRA purchased 264 Membership Interest Units in the Company.

On December 16, 2019, Cynthia Chase, aunt of Todd Bayer, purchased 15 Membership Interest Units in the Company for a purchase price in the amount of $10,000.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES

UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)

Todd Bayer
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Todd Bayer
(Name)

Managing Member
(Title)

April 29, 2022
(Date)

Stephen McKee
(Signature)

Stephen McKee
(Name)

Managing Member
(Title)

April 29, 2022
(Date)

Exhibit A

Financial Statements

I, Todd Bayer, the Managing Member of Back Porch Homes LLC, hereby certify that:

      (1)   the accompanying financial statements of Back Porch Homes LLC thereto for the periods ending December 2021 and December 2020 included in this Form C-AR are true and complete in all material respects;

      (2)   the tax return information of Back Porch Homes LLC included in this Form C-AR reflects accurately the information reported on the tax return for Back Porch Homes LLC filed for the fiscal years ending December 2021 and December 2020; and

      (3)   that the information below reflects accurately the information reported on our federal income tax returns.

      IN WITNESS THEREOF, this Managing Member's Financial Statement Certification has been executed as of April 29, 2022.

_____
(Signature)

Name: Todd Bayer

Title: Managing Member

Date: April 29, 2022

TITLE	Back Porch Homes 2022 Form C-AR
FILE NAME	Back Porch Homes ...t, 4-27-2022).pdf
DOCUMENT ID	bb8619e9e02fb8d90f8770254021fb3b6404c5ad
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History


SENT

04 / 29 / 2022
22:06:28 UTC

Sent for signature to Todd Bayer (todd@backporchhomes.com) and Stephen McKee (stephen@backporchhomes.com) from brian@rosslawgroup.co
IP: 98.116.152.90


VIEWED

04 / 29 / 2022
22:14:23 UTC

Viewed by Stephen McKee (stephen@backporchhomes.com)
IP: 174.241.253.70


VIEWED

04 / 29 / 2022
22:14:30 UTC

Viewed by Todd Bayer (todd@backporchhomes.com)
IP: 172.58.28.184


SIGNED

04 / 29 / 2022
22:14:44 UTC

Signed by Stephen McKee (stephen@backporchhomes.com)
IP: 174.241.253.70


SIGNED

04 / 29 / 2022
22:15:09 UTC

Signed by Todd Bayer (todd@backporchhomes.com)
IP: 172.58.28.184


COMPLETED

04 / 29 / 2022
22:15:09 UTC

The document has been completed.

Back Porch Homes LLC

Unaudited Financial Statements

BALANCE SHEET

As of December 31, 2021

	31-Dec-21
ASSETS	
Current Assets	
Checking/Savings	
10100 · Union Bank Gen'l Chkng 5889	157,476.35
Total Checking/Savings	157,476.35
Accounts Receivable	
11000 · Accounts Receivable	113,985.00
Total Accounts Receivable	113,985.00
Other Current Assets	
12100 · Raw Material Inventory	145,581.26
13000 · Work in Progress Inventory	145,937.63
16000 · Inventory for Showroom	
16100 · Companion Prototype PCW	43,455.98
16200 · Companion Prototype - Showroom	66,792.70
Total 16000 · Inventory for Showroom	110,248.68
Total Other Current Assets	401,767.57
Total Current Assets	673,228.92
Fixed Assets	
17000 · Furniture & Office Equipment	7,042.63
17500 · Leasehold Improvements	128,393.52
18000 · Vehicles	16,500.00
18500 · Large Tools - Factory	10,132.86
Total Fixed Assets	162,069.01
Other Assets	
19990 · Restricted Cash - 21st Mortgage	150,000.00
19999 · Security Deposits	22,745.29
Total Other Assets	172,745.29
TOTAL ASSETS	**1,008,043.22**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable (A/P)	157,984.83
Total Accounts Payable	157,984.83
Other Current Liabilities	
20100 · Customer Deposits	978,076.46
21100 · Direct Deposit Liabilities	1,161.07
26000 · Deferred Revenue	90,180.00
Total Current Liabilities	1,227,402.36

23000 · Loan - L/T	
22000 · Line of Credit - SKK Bypass Tr	1,465,000.00
23200 · Rehab Loan Group Notes Payable	71,860.00
23500 · Sabri K Kawash Bypass Trust Loa	420,753.50
23600 · Flip Flop Loan	211,221.30
Total 23000 · Loan - L/T	2,168,834.80
Total L/T Liabilities	2,168,834.80
Total Liabilities	3,396,237.16
Equity	
32000 · Retained Earnings	(854,379.28)
33000 · Owner's Draw	(756,380.00)
34000 · Member Investments	785,007.77
Net Income	(1,562,442.43)
Total Equity	(2,388,193.94)
TOTAL LIABILITIES & EQUITY	**1,008,043.22**

Back Porch Homes LLC
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-1,562,442.43
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-113,985.00
12100 · Raw Material Inventory	234,504.49
13000 · Work in Progress Inventory	-145,937.63
20000 · Accounts Payable (A/P)	116,635.71
20100 · Customer Deposits	978,076.46
21100 · Direct Deposit Liabilities	1,161.07
22000 · Line of Credit - SKK Bypass Tr	1,465,000.00
23000 · Loan:23200 · Rehab Loan Group Notes Payable	-403,140.00
23000 · Loan:23400 · ST Loan - Todd Wagner	-30,000.00
23000 · Loan:23500 · Sabri K Kawash Bypass Trust Loa	420,753.50
23000 · Loan:23600 · Flip Flop Loan	211,221.30
24000 · Payroll Liabilities	-918.50
26000 · Deferred Revenue	-588,199.25
Net cash provided by Operating Activities	582,729.72
INVESTING ACTIVITIES	
17000 · Furniture & Office Equipment	-7,042.63
17500 · Leasehold Improvements	-18,133.29
18000 · Vehicles	-16,500.00
18500 · Large Tools - Factory	-10,132.86
19990 · Restricted Cash - 21st Mortgage	-150,000.00
19999 · Security Deposits	-500.00
Net cash provided by Investing Activities	-202,308.78
FINANCING ACTIVITIES	
33000 · Owner's Draw	-288,000.00
34000 · Member Investments	100.00
Net cash provided by Financing Activities	-287,900.00
Net cash increase for period	92,520.94
Cash at beginning of period	64,955.41
Cash at end of period	**157,476.35**

Back Porch Homes LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
40000 · Sales	
41000 · Sales of Associate	111,028.00
41050 · Sale of Associate - Government	1,064,659.26
42000 · Sales of Companion	594,083.00
43000 · Sales of Companion +	956,303.11
48050 · Installation of Units - Govern.	362,444.25
Total 40000 · Sales	3,088,517.62
Total Income	3,088,517.62
Cost of Goods Sold	
50000 · Cost of Goods Sold	1,367,422.92
51000 · Direct Materials	0.00
51250 · Damaged & Obsolete Material	11,213.55
51750 · Freight for Materials Purchased	2,219.72
51800 · Discounts on Material Purchases	-96.35
52000 · Direct Labor	
52100 · Wages	898,446.00
52110 · Paid Sick Leave	7,007.00
52150 · Covid PSL - Direct Labor	5,110.00
52200 · Over Time	8,500.80
52300 · Incentive Bonus	11,000.00
52400 · Payroll Taxes	6,561.28
52500 · Workers Comp Ins	119,815.36
Total 52000 · Direct Labor	1,056,440.44
55000 · Indirect Labor	
55100 · Wages	125,528.15
55300 · Incentive Bonus	0.00
55400 · Payroll Taxes	1,615.84
55500 · Workers Comp Ins	3,824.00
Total 55000 · Indirect Labor	130,967.99
59400 · Transport Units	33,985.94
59500 · Install Units	349,926.55
59999 · Commissions	13,576.90
60001 · Supplies	8,337.43
60002 · Equipment Rental	35,505.14
60003 · Tools	18,157.18
62000 · Factory Rent & Lease	176,400.00
63000 · Factory Utilities	17,318.19
Total COGS	3,221,375.60
Gross Profit	-132,857.98
Expense	
70500 · Advertising & Marketing	52,898.01
70600 · Warranty and Service	8,945.58
71000 · Auto Expense	21,409.15
72500 · Bank Fees	
72600 · Merchant Processing Fees	1,100.41
72700 · Service Charges	2,605.80
72500 · Bank Fees - Other	-11,262.35
Total 72500 · Bank Fees	-7,556.14
73000 · Computer Software & Internet	44,231.03
73500 · Computer Equipment	874.27
74000 · Dues & Memberships	1,325.00

Back Porch Homes LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
75000 · Insurance	
75100 · Liability Insurance	34,589.87
75200 · Surety Bond	27,795.00
75000 · Insurance - Other	7,015.00
Total 75000 · Insurance	69,399.87
75250 · Meals	10,739.66
75500 · Office Expense	
75510 · Office Supplies	6,217.61
75520 · Postage & Shipping	1,772.14
75530 · Telephone Expense	3,682.07
75500 · Office Expense - Other	7,741.07
Total 75500 · Office Expense	19,412.89
76000 · Payroll Expenses	
76100 · Salaries & Wages	482,174.37
76200 · Bonus	1,300.00
76300 · Payroll Taxes	122,977.26
76500 · Payroll Exp - Tax Adj	17,902.72
76600 · Worker's Comp Insurance	1,604.94
Total 76000 · Payroll Expenses	625,959.29
77100 · Professional Services	
77101 · Accounting & Finance	23,123.56
77102 · Drafting	137,975.02
77103 · Engineering	16,366.52
77104 · Legal	2,500.00
77105 · H/R Consultant	2,738.09
77107 · Manufacturing Consultant	121,270.00
77108 · Purchasing	11,885.25
77110 · Sales Consultant	6,546.00
77100 · Professional Services - Other	300.00
Total 77100 · Professional Services	322,704.44
77500 · Office Rent & Lease	17,949.86
78000 · Repairs & Maintenance	2,647.32
78500 · Travel Expense	22,037.96
79500 · Office Utilities	8,137.17
79999 · Suspense	726.49
Total Expense	1,221,841.85
Net Ordinary Income	-1,354,699.83
Other Income/Expense	
Other Expense	
80000 · Interest Paid	120,584.35
81000 · Taxes, Permits & Licenses	75,788.16
81001 · CA Sales Tax	1,646.35
81200 · Paid Income Tax	9,723.74
Total Other Expense	207,742.60
Net Other Income	-207,742.60
Net Income	**-1,562,442.43**

Back Porch Homes LLC

Unaudited Financial Statements

BALANCE SHEET

As of December 31, 2020

	31-Dec-20
ASSETS	
Current Assets	
Checking/Savings	
10100 · Union Bank Gen'l Chkng 5889	64,955.41
Total Checking/Savings	64,955.41
Other Current Assets	
12100 · Raw Material Inventory	380,085.75
16000 · Inventory for Showroom	
16100 · Companion Prototype PCW	43,455.98
16200 · Companion Prototype - Showroom	66,792.70
Total 16000 · Inventory for Showroom	110,248.68
Total Other Current Assets	490,334.43
Total Current Assets	555,289.84
Fixed Assets	
17500 · Leasehold Improvements	110,260.23
Total Fixed Assets	110,260.23
Other Assets	
19999 · Security Deposits	22,245.29
Total Other Assets	22,245.29
TOTAL ASSETS	**687,795.36**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable (A/P)	41,349.12
Total Accounts Payable	41,349.12
Other Current Liabilities	
24000 · Payroll Liabilities	918.50
26000 · Deferred Revenue	678,379.25
22900 · Loan S/T	
23400 · ST Loan - Todd Wagner	30,000.00
Total 22900 · Loan S/T	30,000.00
Total Other Current Liabilities	709,297.75
Total Current Liabilities	750,646.87

23000 · Loan - L/T	
23200 · Rehab Loan Group Notes Payable	475,000.00
Total 23000 · Loan - L/T	475,000.00
Total Long Term Liabilities	475,000.00
Total Liabilities	1,225,646.87
Equity	
32000 · Retained Earnings	(251,491.29)
33000 · Owner's Draw	(468,380.00)
34000 · Member Investments	784,907.77
Net Income	(602,887.99)
Total Equity	(537,851.51)
TOTAL LIABILITIES & EQUITY	**687,795.36**

Back Porch Homes LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-602,887.99
Adjustments to reconcile Net Income	
to net cash provided by operations:	
12100 · Raw Material Inventory	-380,085.75
16000 · Inventory for Showroom:16100 · Companion Prototype PCW	-43,455.98
16000 · Inventory for Showroom:16200 · Companion Prototype - Showroom	4,514.67
20000 · Accounts Payable (A/P)	35,080.70
23000 · Loan:23200 · Rehab Loan Group Notes Payable	475,000.00
23000 · Loan:23400 · ST Loan - Todd Wagner	30,000.00
24000 · Payroll Liabilities	918.50
26000 · Deferred Revenue	678,379.25
Net cash provided by Operating Activities	197,463.40
INVESTING ACTIVITIES	
17500 · Leasehold Improvements	-79,315.02
19999 · Security Deposits	-14,700.00
Net cash provided by Investing Activities	-94,015.02
FINANCING ACTIVITIES	
33000 · Owner's Draw	-96,000.00
34000 · Member Investments	40,000.00
Net cash provided by Financing Activities	-56,000.00
Net cash increase for period	47,448.38
Cash at beginning of period	17,507.03
Cash at end of period	**64,955.41**

Back Porch Homes LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
49000 · Government Grant	11,000.00
Total Income	11,000.00
Cost of Goods Sold	
50000 · Cost of Goods Sold	0.00
51000 · Direct Materials	0.00
51750 · Freight for Materials Purchased	1,085.97
52000 · Direct Labor	
52100 · Wages	86,471.25
52150 · Covid PSL - Direct Labor	3,296.00
52200 · Over Time	14,145.00
52400 · Payroll Taxes	12,260.96
52500 · Workers Comp Ins	8,828.07
Total 52000 · Direct Labor	125,001.28
54000 · Indirect Materials	1,803.73
55000 · Indirect Labor	
55100 · Wages	20,800.00
55400 · Payroll Taxes	2,239.56
55500 · Workers Comp Ins	1,046.30
Total 55000 · Indirect Labor	24,085.86
56000 · Contract Labor	1,425.00
59400 · Transport Units	1,050.00
60001 · Supplies	1,669.16
60002 · Equipment Rental	5,039.10
60003 · Tools	44,317.04
62000 · Factory Rent & Lease	44,100.00
63000 · Factory Utilities	2,882.11
Total COGS	252,459.25
Gross Profit	-241,459.25
Expense	
70500 · Advertising & Marketing	59,920.83
71000 · Auto Expense	10,935.46
72500 · Bank Fees	
72600 · Merchant Processing Fees	14,286.11
72700 · Service Charges	1,968.00
Total 72500 · Bank Fees	16,254.11
73000 · Computer Software & Internet	10,779.46
73500 · Computer Equipment	941.43
75000 · Insurance	
75100 · Liability Insurance	11,058.46
75200 · Surety Bond	4,520.00
Total 75000 · Insurance	15,578.46
75250 · Meals	1,116.86
75500 · Office Expense	
75510 · Office Supplies	10,320.25
75520 · Postage & Shipping	218.89
Total 75500 · Office Expense	10,539.14
76000 · Payroll Expenses	
76100 · Salaries & Wages	25,297.53

Back Porch Homes LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
76300 · Payroll Taxes	2,543.33
76500 · Payroll Exp - Tax Adj	-0.01
76600 · Worker's Comp Insurance	6,795.00
76000 · Payroll Expenses - Other	0.00
Total 76000 · Payroll Expenses	34,635.85
77100 · Professional Services	
77101 · Accounting & Finance	44,707.75
77102 · Drafting	20,258.50
77103 · Engineering	15,829.29
77104 · Legal	1,862.50
77105 · H/R Consultant	1,882.37
77107 · Manufacturing Consultant	70,972.87
77108 · Purchasing	9,752.00
Total 77100 · Professional Services	165,265.28
77500 · Office Rent & Lease	21,744.05
78000 · Repairs & Maintenance	530.00
78500 · Travel Expense	3,013.65
79500 · Office Utilities	3,468.80
79999 · Suspense	0.00
Total Expense	354,723.38
Net Ordinary Income	-596,182.63
Other Income/Expense	
Other Expense	
80000 · Interest Paid	4,000.00
81000 · Taxes, Permits & Licenses	1,275.31
81001 · CA Sales Tax	1,430.05
Total Other Expense	6,705.36
Net Other Income	-6,705.36
Net Income	**-602,887.99**